SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 14, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on July 14, 2008.

PRESS RELEASE
Amsterdam, 14 July 2008
ING DIRECT receives regulatory approval for public takeover bid for Germany’s largest mortgage distributor Interhyp
ING DIRECT N.V. announced today that it has received regulatory approval from the Dutch Central Bank for the public takeover bid for Interhyp AG, Germany’s largest independent residential mortgage distributor. The public takeover bid is therefore no longer subject to any completion conditions.
The Interhyp public tender offer acceptance period expires on July 24th. Interhyp shareholders who have tendered their shares to ING DIRECT by that date will be paid no later than eight banking days after that date. ING DIRECT has no minimum requirement for the number of shares that need to be tendered.
ING DIRECT announced its intention to make a public takeover bid for Interhyp on May 19th. The tender offer was launched on June 20th at EUR 64 per share, valuing the company at EUR 416 million. In addition, Interhyp shareholders were still entitled to the dividend of Interhyp AG for the fiscal year 2007 in the amount of EUR 2.10 per share, plus an additional one time payment of EUR 2.00 per share, which have already been distributed following the shareholder’s meeting of Interhyp on 4 June 2008.
This transaction will be booked in the third quarter of 2008.
For weekly updates on ING DIRECT’s public tender offer for Interhyp in English and German, please go to www.ing-angebot.de

Press enquiries:
Pilar Teixeira ING DIRECT +31 20 541 5469 pilar.teixeira@ing.com	Ulrich Ott ING-DiBa / ING DIRECT Germany +49 692 722 266 233 U.Ott@ing-diba.de
ING Group
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million residential, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

ING DIRECT
ING DIRECT is a the world’s leading direct bank, offering a focused range of simple financial products, namely savings, mortgages, payment accounts and investment products, primarily via direct channels. ING DIRECT was established in Canada in April 1997, and has since successfully launched operations in Spain, Australia, France, USA, Italy, Germany, the UK and Austria. ING DIRECT’s mission is to become the world’s most preferred consumer bank through strengthening its core products and expanding geographically. It has consistently been one of the world’s fastest growing banks, with leading positions in all markets in which it operates. With almost 21 million customers globally, the total client retail balance of ING DIRECT amounted to EUR 307 billion at the end of March 31 2008.
About Interhyp
With EUR 5.7 billion in new residential mortgage volume in 2007, Interhyp is Germany’s leading independent residential mortgage distributor. Interhyp combines the power of the Internet with high quality mortgage advice. More than 250 mortgage consultants can choose among the products of more than 60 mortgage lenders to provide borrowers with rates that are significantly below those of traditional branch-based retail banks. In addition to its direct (internet and telephone-based) channel, Interhyp offers face-to-face advice in its offices in Augsburg, Berlin, Bielefeld, Bremen, Cologne, Dortmund, Dusseldorf, Essen, Frankfurt, Hamburg, Hanover, Karlsruhe, Leipzig, Mannheim, Munich, Nuremburg, Stuttgart and Wiesbaden.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: July 14, 2008